Contact

www.linkedin.com/in/amanda-miah-10 (LinkedIn)

Top Skills

Strategy Execution
Business Development
Executive Leadership

Languages

English (Native or Bilingual)
Spanish (Elementary)

Amanda Miah

Founder & CEO
Louisville, Kentucky, United States

Summary

CEO and Co-founder of Besti Co.

Besti provides on demand menstrual care for busy women by matching them with a personalized period pack that syncs with their menstrual cycle. Our subscription service is powered by a period tracker which ensures our customers get everything they need for that time of the month, exactly when they need it.

Experience

Besti Co.
Founder & CEO
April 2023 - Present (1 year 8 months)
Louisville, Kentucky, United States

Tearfund USA
4 years 7 months

Chief Of Staff
September 2021 - September 2023 (2 years 1 month)

Strategic Initiatives Manager
September 2020 - September 2021 (1 year 1 month)
Remote from KY

Communications Manager
March 2019 - September 2020 (1 year 7 months)
Remote from KY

Tearfund
Digital Marketing Consultant
December 2017 - February 2019 (1 year 3 months)
Teddington, England, United Kingdom

Tearfund

Executive Assistant
2016 - 2016 (less than a year)
Teddington, England, United Kingdom

St Stephen's Community Center
Communications Manager
2012 - 2016 (4 years)
London, England, United Kingdom

U.S. Census Bureau
Crew Leader
2010 - 2010 (less than a year)
Richmond, Kentucky

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Education

Thomas More University
Master of Arts - MA, Ethical Leadership · (2020 - 2021)

Eastern Kentucky University
Bachelor's Degree, International Relations and Affairs · (2005 - 2010)